FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska’s New Saskatchewan Office and Regional Manager

Vancouver, Canada,  June 11th, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to announce the appointment of Mr. Tom Lewis, P. Eng, as Regional Operations Manager in charge of operations and exploration at CanAlaska’s new regional office in Saskatoon.  CanAlaska currently has over 90 staff working on field operations in Alberta, Saskatchewan and Manitoba.

Tom Lewis

Tom possesses extensive experience across the breadth of the Canadian minerals industry, both in mineral exploration and mine development, and also in First Nations and community relations.  Tom was most recently Exploration Manager for Anglo American Exploration Canada responsible for all Canadian exploration.  From 1999 to 2004, he was Chief Exploration Geologist for the Central District for Hudson Bay Exploration Co. Ltd. based in Flin Flon, Manitoba.  From 1987-1999, Tom was District Geologist for Placer Dome based in Thunder Bay and Timmins, Ontario.  While with Placer Dome, Tom was the Senior Project Manager responsible for the Pre-Feasibility Study at the Musselwhite Gold Project.

Dr Karl Schimann commented, “Tom and I are very excited about the possibilities for uranium discoveries in the Athabasca Basin.  CanAlaska’s dominant land position in areas of very high prospectivity, our very active exploration programs, together with prominent international strategic partnerships, has meant the rapid growth of the company.  We are now going to have a major exploration office and presence in Saskatoon, and Tom is exactly the man who knows the scope of work we are heading into, and who is capable of leading this regional team.”

President Peter Dasler and Tom Lewis are happy to be working together again as a team on CanAlaska’s uranium projects in the highly strategic Athabasca Basin.  Peter’s comment was “We were lucky enough to be on the team which found a mine the first time we worked together thirty years ago, and now, its time to build a new team to find a few more.”

Tom Lewis can be contacted at CanAlaska’s Saskatoon Office, and at tomlewis@canalaska.com.  He welcomes old friends and new exploration recruits to visit him and to become better acquainted with the  company and its new surroundings.

Please note our Saskatoon Office Address:

CanAlaska Uranium Ltd., Avord Tower, 606 Spadina Crescent East, Suite 1110, Saskatoon, Saskatchewan,

S7K 3H1  tomlewis@canalaska.com    Tel: (306) 477-1870  Fax: (306) 477-1890,  Toll free 1-866-934-1870

The person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration on seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition. In January 2007 the Company commenced drill programs on five projects.  Drill programs will continue through the summer months, along with surface exploration and mapping programs.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 11, 2007